UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Woodward, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-8408	36-1984010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1081 Woodward Way, Fort Collins, Colorado	80524
(Address of principal executive offices)	(Zip Code)

A. Christopher Fawzy (970) 482-5811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 for the reporting period from January 1, 2020 to December 31, 2020 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Woodward primarily serves the aerospace market and industrial market. Products we manufacture or contract to manufacture in the aerospace market include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Products we manufacture or contract to manufacture in the industrial market include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Woodward has determined that some of these products contain one or more conflict minerals, in particular:

•

All of the product families listed, except for valves, nozzles, injectors and some pumps, contain (or physically are) electronics, motors and/or sensors. These product families will contain, at a minimum, tin in the lead/tin solder that fastens electronic components to printed circuit boards and tantalum in certain families of capacitors used in printed circuit board assemblies within those product families.

•	Gold is used in the plating of connectors and contacts in many of the electronics within our product families.

•	Finally, items in all of Woodward product families use a variety of steels, which contain very small amounts of tungsten as part of their material recipe.

As a result of these determinations, Woodward is required to conduct a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.

In 2018, Woodward extended its fuel injection systems product portfolio with the acquisition of L’Orange, a world class fuel injection systems technology company, from Rolls-Royce (“Woodward L’Orange”). The acquisition formally closed on June 4, 2018. This Form SD includes for the first time information regarding Woodward L’Orange’s use of conflict minerals and its due diligence. Unless otherwise noted, all numbers and data are inclusive of Woodward L’Orange.

Reasonable Country of Origin Inquiry

As noted above, some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines (as defined below), the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters or refiners (“SOR”) of the conflict minerals. There is significant overlap between our RCOI efforts and the due diligence measures we perform. Our due diligence measures are described in our Conflict Minerals Report, attached hereto as Exhibit 1.01.

General

Woodward developed its initial good faith RCOI process in calendar year 2013 (subsequent references to whole years refer to calendar years) and has continued to improve and refine that process in subsequent years. Our RCOI process conforms to the Organisation for Economic Co-operation and Development’s (“OECD”) framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Third Edition (the “OECD Guidelines”). We have contracted with Assent to license the Assent Compliance Platform (“ACP”) and we utilize Assent’s support services to automate the supplier inquiry, data collection and data validation tasks essential for RCOI. We are members of the Responsible Materials Initiative (“RMI”), and we leverage RMI’s extensive database of SORs, SOR audit records, and country of origin data. We participate in a multi-company written request, facilitated by Assent, to each SOR that was not participating in, or had not completed, an independent audit program. This request is made to determine compliance to conflict-free sourcing protocols, and to encourage such SORs to participate in the audit program at the earliest practical opportunity.

Supplier Categorization

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list of direct suppliers who provide items or services directly used in items that Woodward manufactures or contracts to manufacture. Such suppliers are classified as either direct non-distribution suppliers, who fabricate custom designed items to either Woodward specification or supplier-engineered specifications, or direct distribution suppliers, who source items from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or items manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies, including IPC – Association Connecting Electronics Industries which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers. Woodward also utilizes Assent to contact OEMs directly for compliance status when Woodward is able to provide the OEM’s name and part number.

Suppliers that contribute items or services only for Woodward’s internal operations and infrastructure, and are not incorporated into items that Woodward manufactures or contracts to manufacture, are not included in the Company’s conflict minerals reporting.

Applicable Supplier Identification

Because we are continuing to fully integrate Woodward L’Orange into our reporting systems, we ran two separate conflict minerals campaigns for the Reporting Period. Additionally, we used a different process to identify applicable Woodward L’Orange suppliers than we did for other Woodward suppliers.

To identify the applicable Woodward suppliers (exclusive of Woodward L’Orange), we generated reports within our WISE and SAP enterprise resource planning (“ERP”) systems to identify the products that were shipped during 2020, using actual shipments from January through September, and forecasted shipments from October through December. We also included the suppliers of the inventory we had on hand at the beginning of the calendar year, to the degree that our business systems are capable of such delineation. The resulting product identifiers were input to a set of customized scripts that: 1) expanded each product into its constituent subassemblies and parts; and 2) provided the associated supplier identifier and/or Woodward plant identifier from which the subassemblies or parts had been purchased or fabricated for those products. That information was uploaded into ACP to create the applicable composite part and subassembly lists for each applicable supplier, which was then included in a part-level Conflict Minerals Reporting Template (“CMRT”). Each applicable supplier was sent a part-level CMRT in January 2021.

To identify the applicable Woodward L’Orange suppliers (exclusive of other Woodward suppliers), we generated product and supplier data from Woodward L’Orange’s SAP ERP system for the period from June 2019 to December 2020, and determined which components were used in products that were introduced into the stream of commerce during 2020. That information was uploaded to ACP to create the applicable Woodward L’Orange supplier list. Woodward L’Orange, via ACP, first sent each applicable supplier a CMRT on March 1, 2021. Because the Woodward L’Orange campaign was initiated during the end stages of Woodward’s overall campaign, we requested company-level CMRTs from Woodward L’Orange suppliers rather than part-level CMRTs.

Woodward Conflict Minerals Data Requests and Supplier Responses

See “Woodward Calendar Year 2020 Due Diligence Results” in our Conflict Minerals Report for a summary of supplier responses and the results of our supplier and country of origin due diligence.

Supplier Response Assessment

The Assent services team and ACP provided to Woodward an extensive and comprehensive supplier CMRT assessment and validation of supplier responses using a due diligence process conforming to the 5-step due diligence process specified in the OECD Guidelines. We discuss this diligence process further in our Conflict Minerals Report. Assent validated the SOR input provided in supplier CMRTs using an extensive database consisting of the RMI, Responsible Jewelry Network, and London Bullion Market Association validated SOR lists and the results of Assent’s internal independent SOR validation efforts. The CMRTs that passed the assessment process were automatically combined by ACP into a Woodward company level CMRT. Those CMRTs that did not pass were returned to the supplier with discrepancies identified and a corrective action request. Woodward, using its RMI membership and access to the RMI SOR audit records and country of origin data, completed its RCOI down to the mine country of origin level to the degree of accuracy and discrimination available in the RMI database. See “Smelter or Refiner Mine Country of Origin Results” in our Conflict Minerals Report for a summary of our country of origin findings.

Based on a reasonable country of origin inquiry, Woodward has found that some of its suppliers use smelters whose wolframite, columbite-tantalite, and cassiterite ores were acquired from mines in the Covered Countries. These ores are the sources of tungsten, tantalum and tin, respectively. As a result of our due diligence process and findings to date, the Company has determined to file a Conflicts Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report is also publicly available as a document link at: https://www.woodward.com/en/about/corporate-governance/compliance. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

RCOI Continuous Improvement Actions

In pursuit of continuous improvement, we engage in the following activities that enable us to consistently enhance and refine our country of origin inquiry:

•

We refine the tools and processes needed to support part-level CMRT requests. To eliminate ambiguity in our requests to suppliers, we provide each applicable supplier a complete list of the specific parts that Woodward purchased from them that was incorporated into our calendar year shipments.

•

We use supplier CMRTs to identify the parent companies of our suppliers (if any), parent company contact data (if applicable), and whether the supplier reported conflict minerals data at a corporate or business group level. The information we gather using this approach enables us to improve the targeting of future campaigns.

•	We use ACP and other Assent services to further automate our RCOI efforts.

•

We review our supplier terms and conditions, our template long-term supply agreement, and our Conflict Minerals Policy to promote Woodward’s social responsibility goals and to ensure compliance with all applicable laws and regulations.

•

We participate in Assent’s outreach to suppliers that report the use of smelters of concern, strongly encouraging them to procure, and to request their supply chains to procure, materials from sources that use conflict-free processes as determined by appropriate independent third-party audit programs, such as RMI.

•

We conduct an annual outreach program directly to SORs on the risk list to strongly encourage their participation in an independent third-party audit program and to achieve conflict-free processes and protocols. We participate in a multi-company program facilitated by Assent that leverages the collective influence we may have on the SORs.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ A. Christopher Fawzy		May 28, 2021
By:	A. Christopher Fawzy Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	(Date)